UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Blue Bird Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

095306106

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,423,811 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,423,811 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,423,811 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes 862,811 Common Shares that could be obtained upon conversion of 100,000 of the Issuer’s 7.625% Series A Convertible Cumulative Preferred Stock (the “Series A Shares”) held directly by Coliseum School Bus Holdings, LLC.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,749,386(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,749,386 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,749,386 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 689,386 Common Shares that could be obtained upon conversion of 79,900 Series A Shares held directly by Coliseum School Bus Holdings, LLC.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum School Bus Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 862,811 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 862,811 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,811 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of Common Shares that could be obtained upon conversion of 100,000 Series A Shares held directly by Coliseum School Bus Holdings, LLC.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,332,398 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,332,398 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,332,398 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 582,398 Common Shares that could be obtained upon conversion of 67,500 Series A Shares held directly by Coliseum School Bus Holdings, LLC.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 416,988 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 416,988 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,988 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 106,988 Common Shares that could be obtained upon conversion of 12,400 Series A Shares held directly by Coliseum School Bus Holdings, LLC.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,423,811 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,423,811 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,423,811 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 862,811 Common Shares that could be obtained upon conversion of 100,000 Series A Shares held directly by Coliseum School Bus Holdings, LLC.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,423,811 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,423,811 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,423,811 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 862,811 Common Shares that could be obtained upon conversion of 100,000 Series A Shares held directly by Coliseum School Bus Holdings, LLC.

CUSIP No. 095306106 (Common Stock)

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates to is the Common Stock, $0.0001 par value per share (the “Common Shares”) of Blue Bird Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 402 Blue Bird Boulevard, Fort Valley, Georgia.

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum School Bus Holdings, LLC, a Delaware limited liability company (“CSB”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray, a director of the Issuer (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

(b)	The business address of the Filers is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	The present principal occupation or employment of each of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP and CCP2, which are investment limited partnerships. CC is the General Partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CSB was formed to invest in the Issuer, and CCM is the manager of CSB. CCP, CCP2 and a separate account investment advisory client of CCM (the “Separate Account”) invested in the Series A Shares through CSB.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Shares and Series A Shares were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$24,190,622.60
CCP2	Working Capital	$4,340,000
CCM	Affiliate Funds	$7,020,000

CUSIP No. 095306106 (Common Stock)

Item 4. Purpose of Transaction.

On February 18, 2015, the Issuer and Traxis Group B.V. (“Seller”) entered into a Subscription Agreement (“Subscription Agreement”) with CSB, CCP, CCP2 and the Separate Account (collectively, the “Coliseum Entities”) CCP, CCP2 and the Separate Account have 67.5%, 12.4% and 20.1% membership interests, respectively, in CSB. Pursuant to the Subscription Agreement, CCP, CCP2 and the Separate Account purchased 2,500,000 Common Shares at a purchase price of $10 per share and CSB purchased 100,000 Series A Shares at a purchase price of $100 per share in connection with the Issuer’s acquisition of School Bus Holdings, Inc. from Seller (the “Business Combination”), which closed on February 24, 2015.

Pursuant to the terms of the Subscription Agreement, Gray became a member of the board of directors of the Issuer effective as of the closing of the Business Combination on February 24, 2015. Gray is a Class II director, and his term will expire at the 2016 annual meeting of stockholders.

The foregoing summary of certain provisions of the Subscription Agreement is qualified in its entirety to the Subscription Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

In connection with the Subscription Agreement, Coliseum entered into a letter agreement with Seller (“Director Removal Letter Agreement”), which provides that Seller will not, and will cause its affiliates to not, vote or provide consent, directly or indirectly, to remove Gray from the Issuer’s board of directors without cause at any time from and after the closing of the Business Combination through the 2016 annual meeting of stockholders. Prior to any sale, transfer or other disposition of any shares of the Common Shares by Seller to an affiliate, such affiliate will agree to be bound by the restrictions of such Director Removal Letter Agreement. The foregoing summary of the Director Removal Letter is qualified in its entirety to the Director Removal Letter, a copy of which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

On February 24, 2015, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Coliseum Entities and certain other investors, pursuant to which the Issuer has agreed to provide the Coliseum Entities with certain “piggyback” registration rights under the Securities Act of 1933, as amended, with respect to their Common Shares, Series A Shares and Common Shares obtainable upon conversion of the Series A Shares. The foregoing summary of certain provisions of the Registration Rights Agreement is qualified in its entirety to the Registration Rights Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

The Filers acquired the Common Shares and Series A Shares for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares or the Series A Shares at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Shares or the Series A Shares, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Common Shares and the Series A Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares or Series A Shares or dispose of all Common Shares or Series A Shares beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. 095306106 (Common Stock)

Item 5. Interest in Securities of the Issuer.

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 20,692,800 Common Shares that the Issuer expects to have outstanding on a pro-forma basis as a result of certain transactions relating to the Business as described in the Issuer’s Form 8-K filed with the SEC on March 2, 2015.

CCP effected the following purchase of Common Shares in open market transactions on the date indicated:

Filer	Purchase or Sale	Date	No. of Shares	Weighted Average Price Per Share
CCP	Purchase	3/5/2015	61,000	$9.03

Except as noted herein, the Filers have not effected any transactions in the Common Stock in the sixty days preceding the date of this filing.

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or the Series A Shares reported herein.

The information in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares and the Series A Shares. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from the Separate Account, and CC may have the right to receive performance-related fees from CCP and CCP2.

The information in Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

2	Subscription Agreement for 7.625% Series A Convertible Preferred Stock and Common Stock, dated February 18, 2015, by and among the Issuer, Traxis Group B.V. and the Coliseum Entities

3	Director Removal Letter Agreement, dated as of February 18, 2015, by and between The Traxis Group B.V. and the Coliseum Entities

4	Registration Rights Agreement, dated February 24, 2015, by and among the Issuer and certain investors named therein, including the Coliseum Entities

CUSIP No. 095306106 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2015

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Christopher Shackelton	By	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM SCHOOL BUS HOLDINGS, LLC		COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital Management, LLC, Manager	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	By:	/s/ Adam Gray
	Adam Gray, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS II, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton
	Adam Gray, Manager	Christopher Shackelton

ADAM GRAY

/s/ Adam Gray
Adam Gray